SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 5)

NTS-Properties VII, Ltd.
(Name of Subject Company (issuer))

ORIG, LLC (Offeror and Affiliate of Issuer)
J.D. Nichols (Bidder and Affiliate of Issuer)
Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E506
(CUSIP Number of Class of Securities)

J.D. Nichols, Manager
of ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive
notices and communications on behalf of filing persons)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

Calculation of Filing Fee

Previously Paid	

☐   Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐   issuer tender offer subject to Rule 13e-4.

☐   going private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 dated September 5, 2002 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 10, 2002 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase limited partnership interests (the "Offer") in NTS-Properties VII, Ltd., a Florida limited partnership and an affiliate of the Offeror (the "Partnership"), at $6.00 per interest. The Original Statement was subsequently amended by filing Amendment No. 1 on June 7, 2002, Amendment No. 2 on July 8, 2002, Amendment No. 3 on August 7, 2002 and Amendment No. 4 on August 30, 2002. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

This Amendment constitutes the fifth amendment to the Original Statement by including a copy of the notice sent by the Offeror to limited partners dated September 5, 2002 announcing that the Purchase Price has increased to $6.50 per interest, that the number of interests the Offeror is willing to purchase has increased to 50,000, and that the Expiration Date has been extended to October 1, 2002. The notice is included as Exhibit (a)(1)(x) to this Amendment No. 5.

Item 12. Material to be filed as Exhibits.

Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

(a)(1)(x)   Notice to Limited Partners dated September 5, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2002   ORIG, LLC, a Kentucky limited liability company.

                                                   By: */s/ J.D. Nichols*
                                                          J. D. Nichols, Manager

                                                          /s/ J.D. Nichols
                                                          J. D. Nichols, individually

                                                          /s/ Brian F. Lavin
                                                          Brian F. Lavin, individually

EXHIBITS

Exhibit Number	Description
(a)(i)(x)	Notice to Limited Partners dated September 5, 2002.

Notice to Limited Partners dated September 5, 2002.

ORIG, LLC

10172 Linn Station Road
Louisville, Kentucky 40223
(800) 928-1492 ext. 544

September 5, 2002

Dear NTS-Properties VII Investor:

THE PURCHASE PRICE FOR NTS-PROPERTIES VII
HAS BEEN INCREASED TO $6.50 PER INTEREST!

This price is higher than any offer we are aware of as of this date.

ORIG, LLC, has amended its Offer to Purchase dated May 10, 2002, by extending the expiration date from September 16, 2002 to October 1, 2002. Due to the large number of limited partnership interests tendered, and a third-party tender offer we have recently become aware of by Peachtree Partners at a price of $6.25 per interest, we have decided to increase the number of limited partnership interests we are willing to purchase from 20,000 to 50,000 interests. We are also increasing the purchase price of our offer from $6.00 per interest to $6.50 per interest.

We are extending the expiration date because SEC rules require that the expiration date for a tender offer be extended by at least ten business days if the purchase price is increased or the amount of securities to be purchased increases by a certain amount.

IF YOU HAVE SUBMITTED PAPERWORK TO TENDER YOUR INTERESTS NO ADDITIONAL PAPERWORK IS REQUIRED. YOU WILL AUTOMATICALLY RECEIVE THE INCREASED PURCHASE PRICE OF $6.50 PER INTEREST.

Please note that we will not impose any fees or expenses in connection with our offer, unlike the third-party tender offer by Peachtree Partners. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Tuesday, October 1, 2002, to receive the purchase price of $6.50 per interest.

We understand that the abundance of mail received in connection with tender offers can be very confusing. However, it is important that you carefully review all materials received before signing and returning documents. We are making every effort to respond promptly once we learn of offers from outside companies. **Our current offer of $6.50 per interest is the highest offer that we are aware of as of this date**.

In addition to the fact that we are now offering a higher price per interest than that offered by Peachtree Partners, you should also be aware that the offer by Peachtree Partners appears to be designed to be a "mini-tender," which is an offer made by a party that does not own, and will not own after the tender offer, 5% of a class of the issuer's securities. Mini-tenders are not subject to all of the SEC's rules relating to tender offers, including the requirement that tender offer materials be filed with the SEC, and therefore typically do not provide for the same disclosures and other protections as are required in more highly regulated tender offers. For example, beginning ten days after your general partner learns of the tender offer, any tender made to Peachtree Partners is irrevocable. This means that if you tender interests in the Peachtree Partners offer after this time, you will not be allowed to receive the higher price offered by ORIG, or any higher price which may be offered in any later offers. In addition, Peachtree Partners' offer is subject to amendment or termination without notice at any time. Finally, the offer by Peachtree Partners does not provide any information regarding Peachtree Partners, beyond the names of its principals, or information on any plans or proposals it has relating to NTS-Properties VII.

Please note that the terms and conditions set forth in our Offer to Purchase and the related Letter of Transmittal, except as amended by this notice, are applicable in all respects to our offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal dated May 10, 2002. If you have any questions concerning this offer please call Rita Martin at 1-800-928-1492, extension 544. Our offer will expire on October 1, 2002 and payment will be mailed no later than October 15, 2002, unless the offer is extended.